Mail Stop 4720

January 19, 2011

John M. Zilliken
Chief Financial Officer
Las Vegas Railway Express, Inc.
2470 St. Rose Parkway
Henderson, NV 89074

> **Re:    Las Vegas Railway Express, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2010**
> **Forms 10-Q for Fiscal Quarters Ended**
> **June 30, 2010 and September 30, 2010**
> **File No. 333-144973**

Dear Mr. Zilliken:

We have reviewed your response dated December 14, 2010 and have the following comments.

Form 10-K as of March 31, 2010

1. We note your response to comments 2, 3, 4, 7, and 8 of our letter dated November 19, 2010.  We respectfully remind you to revise future filings to include the disclosures presented to us in your response letter dated December 14, 2010.

Management's Disclosure and Analysis, page 6

Statement of Cash Flows, page 16

2. We note your response to comments 5 and 6 of our letter dated November 19, 2010.  In addition to including the revised statements of cash flows in all future filings, please provide robust disclosure explaining the nature of the restatements, why they were made, when they were discovered by management, which periods they cover and how they impacted your current and prior financial statements.

Note 8 – Equity, page 26

3.  We note your response to comment 9 of our letter dated November 19, 2010.  In reviewing your Black Scholes computations included in Exhibit IV of your response letter, we note that you utilized a term of one year.  On page 27 of your Form 10-K as of March 31, 2010, you state that the options have five year terms.  If this is the case, it would appear that you should input a term of five years into your Black Scholes model.  Please explain to us why you believe your technique is correct and is consistent with GAAP by referring to the appropriate ASC('s) which are relevant and applicable to these transactions.

4.  We note your response to comment 10 of our letter dated November 19, 2010 stating how you determined the $5,015,485 value of the mortgage loans which were acquired in exchange for 2,853,171 warrants and 2,900,000 shares of common stock.  However, we remain unclear on the details of your valuation methodology.  Please see below.
    - We would like to reiterate our request from our prior comment 10 for the "exact calculations you used to determine [the $5,015,485 mortgage loans] value <u>and</u> the guidance you relied on to support this;
    - Clarify to us how the $5,015,485 value was split between the 2,853,171 warrants issued and the 2,900,000 shares of common stock issued; and
    - Tell us where the 2,853,171 warrants and 2,900,000 common stock is reported in your statement of stockholder's equity in your Form 10-K as of March 31, 2010 and please clarify your accounting for these equity transactions in future filings.

5.  We note your response to comment 11 of our letter dated November 19, 2010 stating you will revise future filings to discuss the warrant cancellations, substitute compensation and your accounting matters.  However, we also requested in this comment that you "tell us your accounting treatment for your cancellation of the 2,853,171 warrants and the 2,000,000 options and where this is presented in the financial statements."  In your response to us, it does not appear you addressed this portion of the comment.  Please address this in your next response letter.

6.  As a related matter, we note in the statement of stockholder's equity as of March 31, 2010 that the 2,853,171 warrants issued are no longer being reported as issued.  Even though these warrants were canceled, we are unclear as to why they are not still reported as being issued and canceled since each transaction has separate accounting treatment and ramifications.  Please clearly explain to us why the 2,853,171 warrants have zero value assigned to them in the statement of stockholders equity included in your Form 10-K as of March 31, 2009.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,


John P. Nolan
Senior Assistant Chief Accountant